INVIVYD, INC.

1601 Trapelo Road, Suite 178

Waltham, MA 02451

October 3, 2022

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Crawford

Re:	Invivyd, Inc.

Registration Statement on Form S-3

Filed September 28, 2022

File No. 333-267643

Request for Acceleration of Effective Date

Dear Mr. Crawford:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Invivyd, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on October 5, 2022, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Stephen M. Nicolai of Hogan Lovells US LLP at (267) 675-4642. Also, please notify Mr. Nicolai when this request for acceleration has been granted.

Very truly yours,

INVIVYD, INC.

By:	/s/ Jill Andersen
Name:	Jill Andersen
Title:	Chief Legal Officer and Corporate Secretary